UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                                Ultrak, Inc.
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                              (Name of Issuer)

                               Common Stock,
                              $0.01 par value
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                       (Title of Class of Securities)

                                 903898401
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                               (CUSIP Number)

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                               P.O. Box 4000
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:
                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              December 5, 2002
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

INTRODUCTION

          This statement amends the Schedule 13D filed on August 19, 2002, as amended on November 14, 2002, and November 27, 2002 (the "Amended
Schedule 13D"), by Honeywell International Inc., a Delaware corporation ("Honeywell"), with respect to the shares of common stock, $0.01 par value ("Company Common Stock"), of Ultrak, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously provided on the Amended Schedule 13D.

1.        ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

ITEM 4.   Purpose of Transaction.
          ----------------------

          On December 5, 2002, Honeywell, the Company and the Company Subsidiaries entered into an Amendment to the Asset Purchase Agreement (the "Amendment").

          The Asset Purchase Agreement requires the Company to deliver an executed legal non-infringement opinion with respect to U.S. Patent No. 4,974,088 (the "Lectrolarm Patent") held by Lectrolarm Custom Systems, Inc. ("Lectrolarm") to Honeywell. The Company could not satisfy this closing condition. As a result, the Company entered into a license agreement with Lectrolarm (the "Lectrolarm License") with respect to the Lectrolarm Patent. Pursuant to the terms of the Amendment, the non-infringement opinion closing condition was replaced with the requirements that the Company (i) assign the Lectrolarm License to Honeywell at the closing of the transactions contemplated by the Asset Purchase Agreement (the "Closing") and (ii) comply with and maintain the Lectrolarm License in full force and effect through the Closing and make all required payments thereunder through the Closing, including but not limited to the $250,000 initial royalty payment due thereunder. The Amendment also provides for an increase of $2,215,000 in the deferred portion of the purchase price (the "Lectrolarm Holdback") and a corresponding decrease of $2,215,000 of the initial purchase price payable by Honeywell to the Company. As a result of the Lectrolarm Holdback, the initial purchase price decreased from $30,600,000 to $28,385,000. The Lectrolarm Holdback will be separate from the other deferred portion of the purchase price and will be disbursed by Honeywell to Lectrolarm pursuant to the terms of the Lectrolarm License in satisfaction of any royalty payments due to Lectrolarm under the Lectrolarm License. The Lectrolarm Holdback shall accrue interest at a variable rate. Upon termination of the Lectrolarm Holdback, any unused balance of the Lectrolarm Holdback, plus interest accrued thereon shall be paid to the Company and 50% of the interest, if any, that has otherwise accrued with respect to the Lectrolarm Holdback will be paid by Honeywell to the Company and the other 50% of such interest, if any, will be retained by Honewell.

          Concurrent with the execution of the Amendment and the Lectrolarm License, Victoria and Eagle Strategic Fund, Niklaus F. Zenger, George K. Broady and Myriam Hernandez each executed a letter agreement with Honeywell (the "Acknowledgment") acknowledging and agreeing that each of their respective shares of the Company are and continue to be subject to the Voting Agreements and that all references to the Asset Purchase Agreement in the Voting Agreements mean the Asset Purchase Agreement as amended to date, including the Amendment.

          The foregoing descriptions of the Amendment and the Acknowledgement are qualified in their entirety by the complete text of the Amendment and the Acknowledgement, which are attached hereto as Exhibits 6 and 7, respectively, and incorporated herein by reference.


ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 6 Amendment to Asset Purchase Agreement, dated as of December 5, 2002, among Honeywell, the Company and the Company Subsidiaries.

     Exhibit 7 Letter Agreement, dated as of December 5, 2002, among Honeywell, Victoria and Eagle Strategic Fund, Niklaus F. Zenger, George K. Broady and Myriam Hernandez.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      HONEYWELL INTERNATIONAL INC.



                                      By: /s/   Peter M. Kreindler
                                         ------------------------------------
                                         Name:  Peter M. Kreindler
                                         Title: Senior Vice President and
                                                General Counsel


Dated: December 6, 2002

EXHIBIT INDEX

                         Document
                         --------

Exhibit 6         --     Amendment to Asset Purchase Agreement, dated as of
                         December 5, 2002, among Honeywell, the Company and the Company Subsidiaries.

Exhibit 7         --     Letter Agreement, dated as of December 5, 2002,
                         among Honeywell, Victoria and Eagle Strategic Fund,
                         Niklaus F. Zenger, George K. Broady and
                         Myriam Hernandez.